UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ARIAD Pharmaceuticals, Inc.

(Name of Subject Company)

ARIAD Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $.001 par value per share

(Title of Class of Securities)

04033A100

(CUSIP Number of Class of Securities)

Paris Panayiotopoulos

President and Chief Executive Officer

ARIAD Pharmaceuticals, Inc.

125 Binney Street

Cambridge, Massachusetts 02142

(617) 494-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Manmeet S. Soni Executive Vice President, Chief Financial Officer and Treasurer ARIAD Pharmaceuticals, Inc. 125 Binney Street Cambridge, Massachusetts 02142 (617) 494-0400	Scott A. Barshay Jeffrey D. Marell Brian C. Lavin Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ARIAD Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 19, 2017, as amended (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Kiku Merger Co., Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda” or “Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9), any and all of the outstanding shares (“Shares”) of common stock, par value $0.001 per share (“Common Stock”) of the Company at a purchase price of $24.00 per Share in cash, net of applicable withholding taxes and without interest (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Purchaser and Takeda filed a Tender Offer Statement on Schedule TO (containing the Offer to Purchase, the Letter of transmittal and other documents relating to the tender offer) with the SEC on January 19, 2017.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following information below the paragraph at the end of the Item:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 11:59 p.m., Eastern time, on Wednesday, February 15, 2017. The Offer was not extended. The depositary for the Offer has indicated that, as of the expiration of the Offer, a total of 158,558,628 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered but which Shares were not yet delivered) have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 81.4% of the outstanding Shares as of the Expiration Time. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition, as such term is defined in the Offer to Purchase. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the company pursuant to Section 251(h) of the DGCL. Accordingly, on February 16, 2017, Parent and Purchaser effected the Merger pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, in the Merger, each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time, (ii) owned by the Company or any direct or indirect wholly-owned subsidiary of the Company or held in the Company’s treasury or (iii) held by a holder who is entitled to appraisal and who has properly exercised appraisal rights for such Shares in accordance with Section 262 of the DGCL) was converted automatically into the right to receive $24.00 in cash, net of applicable withholding taxes and without interest (which is the same amount per Share paid in the Offer). Following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.

On February 16, 2017, Takeda issued a press release announcing the expiration and successful completion of the Offer and the consummation of the Merger. A copy of the press release issued by Takeda is filed as Exhibit (a)(5)(A) to the amendment to the Schedule TO filed with the SEC on February 16, 2017 and is incorporated by reference herein.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(a)(14)	Press Release issued by Takeda Pharmaceutical Company Limited on February 16, 2017 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO-T/A filed with the SEC by Takeda Pharmaceutical Company Limited and Kiku Merger Co., Inc. on February 16, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 14D-9 is true, complete and correct.

ARIAD PHARMACEUTICALS, INC.

By:	/s/ Manmeet S. Soni
Name:	Manmeet S. Soni
Title:	Chief Financial Officer

Dated: February 16, 2017

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